Filed by Great American Group, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alternative Asset Management Acquisition Corp.

Commission File No. 001-33629

ALTERNATIVE ASSET MANAGEMENT ACQUISITION CORP. AND

GREAT AMERICAN GROUP, LLC

ANNOUNCE REVISED ACQUISITION TERMS

NEW YORK, NY and WOODLAND HILLS, CA – July 8, 2009 – Alternative Asset Management Acquisition Corp. (“AAMAC”) (NYSE Amex: AMV) and privately-held Great American Group, LLC (“Great American”) today jointly announced that they have agreed to amend the terms of the Agreement and Plan of Reorganization (the “Agreement”) originally entered into May 14, 2009 and thereafter amended on May 29, 2009, pursuant to which Great American will be acquired by Great American Group, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of AAMAC (“GA”).

As set forth in the amended Agreement, upon consummation of the Acquisition, each share of AAMAC common stock will be exchanged for 1.23 shares of GA (the “Exchange”) rather than a ratio of 1:1 as originally announced.

In addition, the amount of cash consideration payable to the members of Great American has been decreased from $120 million to $60 million. Similarly, the stock consideration payable to the members of Great American has been reduced from approximately 12.3 million shares to 12.0 million shares. Furthermore, the cash payment and shares issuable to the Great American equityholders upon achievement of the 2009, 2010 and 2011 Adjusted EBITDA targets have been reduced from an aggregate of $25.0 million to $10.0 million and from an aggregate of 10.0 million shares to 6.0 million shares.

Today’s amendment to the Agreement also provides the number of shares of AAMAC’s common stock owned by AAMAC’s founders which will be cancelled upon the consummation of the Acquisition has been increased from 2.85 million shares to 6.35 million shares, as well as an additional 0.92 million shares to offset the shares of the Company’s common stock that the founders will receive in connection with the Exchange.

The consummation of the Acquisition is contingent upon AAMAC obtaining the vote of a majority in interest of its warrantholders to allow AAMAC to amend its Warrant Agreement to: (a) require GA to redeem all of the outstanding warrants, including those held by AAMAC’s sponsors, at any time on or prior to the 90th day following the Acquisition, at a price of $0.50 per warrant (the “Warrant Redemption”), (b) delay the commencement of the exercisability of the warrants from immediately following the Acquisition to the 91st day following the consummation of the Acquisition, and (c) preclude any adjustment of the warrants as a result of the Acquisition. If the AAMAC warrantholders approve the Warrant Redemption proposal, then the Company will redeem the warrants on or prior to the 90th day following the Acquisition, during which period the Company intends to explore the timing and conduct of a warrant exchange with the holders of the Company warrants for warrants with an exercise price that exceeds the current exercise price and an exercise period longer than the existing exercise period.

The Acquisition is subject to customary closing conditions, including approval of the Acquisition by AAMAC’s stockholders. In addition, the closing of the transaction is also conditioned on holders of fewer than 30% of the shares of AAMAC common stock voting against the Acquisition and electing to convert their AAMAC common stock into cash. As previously announced, the Special Meeting of AAMAC Warrantholders and Special Meeting of AAMAC Stockholders have been scheduled for July 28, 2009 and a record date of July 8, 2009 has been set with respect to the meetings. AAMAC has until August 1, 2009 to complete a transaction before it would otherwise be required to liquidate.

Additional information regarding Great American, the Acquisition and the related transactions will be available in the Registration Statement on Form S-4 to be filed by GA with the Securities and Exchange Commission (“SEC”) and in the revised preliminary proxy statement to be filed by AAMAC with the SEC, copies of which may be obtained without charge, at the SEC’s website at http://www.sec.gov. Great American’s website is http://www.greatamerican.com. The information on Great American’s website is not, and shall not be deemed to be, incorporated in filings either AAMAC or GA makes with the SEC.

About Alternative Asset Management Acquisition Corp.

AAMAC is a blank check company which was formed in 2007 for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination one or more businesses or assets. AAMAC’s initial public offering was consummated on August 7, 2007 and it received net proceeds of $397,560,377 through the sale of 41.4 million units, including 5.4 million units pursuant to the underwriters’ over-allotment option, at $10.00 per unit. Each unit is comprised of one share of AAMAC common stock and one warrant with an exercise price of $7.50. As of June 30, 2009, AAMAC held $407.6 million (or approximately $9.84 per share) in a trust account maintained by an independent trustee, which will be released upon the consummation of the transaction.

About Great American Group, LLC

Great American is a leading provider of asset disposition solutions and valuation and appraisal services to a wide range of retail, wholesale and industrial clients, as well as lenders, capital providers, private equity investors and professional service firms.

Forward Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These forward-looking statements include outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. Specifically, forward-looking statements may include statements relating to the benefits of the transaction; the future financial performance of GA following the Acquisition; the growth of the market for GA’s services; expansion plans and opportunities; consolidation in the market for GA’s services generally; and other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (1) AAMAC’s ability to complete its initial business combination within the specified time limits; (2) difficulties encountered in integrating the merged businesses and management teams; (3) officers and directors allocating their time to other businesses and potentially having conflicts of interest with AAMAC’s business or in approving the Acquisition or another business combination; (4) success in retaining or recruiting, or changes required in, GA’s officers, key employees or directors following the Acquisition; (5) listing or delisting of AAMAC’s securities from the NYSE Amex or the ability to have GA’s securities listed on the NYSE Amex following the transaction; (6) the potential liquidity and trading of AAMAC’s and GA’s public securities; (7) GA’s revenues and operating performance; (8) changes in overall economic conditions; (9) anticipated business development activities of GA following the Acquisition; (10) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley

Act of 2002); and (11) other risks referenced from time to time in AAMAC’s and GA’s filings with the SEC and those factors listed in GA’s Registration Statement on Form S-4 and the proxy statement/prospectus therein under “Risk Factors”. None of AAMAC, Great American or GA assumes any obligation to update the information contained in this release.

Additional Information and Where to Find It

In connection with the proposed transaction, GA has filed with the SEC a registration statement on Form S-4 to register the securities to be issued to the stockholders and warrantholders of AAMAC. The registration statement includes a proxy statement/prospectus, which will be sent to the securityholders of AAMAC seeking their approval of the transaction and related matters. In addition, AAMAC and GA may file other relevant documents concerning the proposed transaction with the SEC.

This press release is being made pursuant to and in compliance with Rules 145, 165 and 425 of the Securities Act of 1933, as amended, and does not constitute a solicitation of proxies from the holders of common stock and warrants of AAMAC and does not constitute an offer of any securities for sale or a solicitation of an offer to buy or exchange any securities. AAMAC, Great American, GA and their respective directors and officers may be deemed to be participants in the solicitation of proxies for the special meetings of AAMAC’s stockholders and AAMAC’s warrantholders to be held to approve the proposed transaction. The underwriters of AAMAC’s initial public offering may provide assistance to AAMAC, Great American, GA and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. A substantial portion of the underwriters’ fees relating to AAMAC’s initial public offering were deferred pending stockholder approval of AAMAC’s initial business combination, and stockholders are advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

WE URGE INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED BY GA WITH THE SEC ON JUNE 1, 2009, AND ALL AMENDMENTS THERETO, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AAMAC, GREAT AMERICAN, GA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In connection with the proposed Acquisition and amendment to the Warrant Agreement, AAMAC has filed with the SEC a preliminary proxy statement and will file a definitive proxy statement. AAMAC’s stockholders and warrantholders are advised to read, when available, the proxy statement/prospectus and other documents filed with the SEC in connection with the solicitation of proxies for the special meetings because these documents will contain important information. The definitive proxy statement/prospectus will be mailed to AAMAC’s stockholders and warrantholders as of the record date for voting on the Acquisition and the amendment to the Warrant Agreement. AAMAC’s stockholders and warrantholders will also be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: Alternative Asset Management Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website at http://www.sec.gov.

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Contacts:

Alternative Asset Management Acquisition Corp.

Contact: Chris Tofalli

Chris Tofalli Public Relations, LLC

(914) 834-4334

chris@tofallipr.com

Great American Group, LLC

Contact: Laura Wayman

847-444-1400 ext 312

lwayman@greatamerican.com